Exhibit 99.1

Cheetah Mobile Announces First Quarter 2019

Unaudited Consolidated Financial Results

BEIJING, June 14, 2019 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•	Total revenues were RMB1,085.6 million (US$161.8 million), reaching the high end of Company’s previous guidance range of RMB1,060 million to RMB1,090 million.

•	Revenues from the mobile entertainment business increased by 41.7% year over year to RMB556.2 million (US$82.9 million), accounting for 51.2% of total revenues in the first quarter of 2019.

•	Other revenues grew by 299.2% to RMB31.5 million (US$4.7 million), mainly driven by the sales of the artificial intelligence (“AI”) based interpretation device, Cheetah Translator, in China.

•	Gross profit was RMB718.7 million (US$107.1 million) in the first quarter of 2019. Gross margin remained stable year over year at 66.2%.

•

Operating profit from utility products and related services was RMB123.2 million (US$18.4 million) in the first quarter of 2019. Operating loss for the mobile entertainment business further reduced to RMB44.1 million (US$6.6 million) in the first quarter of 2019 from RMB75.0 million in the same period last year.

•	Net income attributable to Cheetah Mobile shareholders was RMB7.1 million (US$1.1 million). Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB33.8 million (US$5.0 million).

•	As of March 31, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,422.6 million (US$510.0 million).

First Quarter 2019 Operating Metrics

•

The average number of global mobile monthly active users (“Mobile MAUs”) was 434.8 million in the first quarter of 2019. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 70.3% of the total number of Mobile MAUs in the first quarter of 2019.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Our AI businesses made strong progress in the first quarter of 2019. We continued to enrich our AI product portfolio and build more use cases for our AI products. As to consumer-facing products, we launched a tailor-made version of CM Translator for Chinese primary school students in the first quarter of 2019 to help them learn English at home. CM Translator has been the top seller among its peers since its launch in July 2018. As to enterprise-focused products, we expanded Cheetah GreetBot’s consumer locations to university libraries to help students easily find the books they need. Looking ahead, we are quite excited about additional AI opportunities. We will continue to leverage our AI technologies and rich experience in developing applications to grow our AI businesses. Backed with our strong cash position and cash generation capability, we believe that our AI business will enable us to drive our long-term growth.”

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Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “Driven by the robust revenue growth in our mobile entertainment business and AI-related business, our total revenues in the first quarter of 2019 reached the high end of our previous guidance. Notably, revenues from the mobile games business increased by 73% year over year to RMB302 million, already accounted for 28% of total revenue in the quarter. On the profit side, our utility products and related services continued to generate solid profit of RMB123 million in the quarter. Losses from the mobile entertainment business continued to narrow in the quarter thanks to the reduced loss from our LiveMe business. Looking ahead, we are confident that our long-term growth prospects remain healthy. We believe that our strong cash generation capabilities and our high cash balance will allow us to continue to expand into the AI space.”

First Quarter 2019 Consolidated Financial Results

REVENUES

Total revenues were RMB1,085.6 million (US$161.8 million) in the first quarter of 2019.

Revenues from utility products and related services decreased by 33.1% year over year to RMB497.9 million (US$74.2 million) in the first quarter of 2019. The year-over-year decrease was primarily due to continuous disruptions to the Company’s overseas mobile utility business as a result of the negative publicity caused by a news article published in 2018.

Revenues from the mobile entertainment business increased by 41.7% year over year to RMB556.2 million (US$82.9 million), driven by the growth of both mobile games business and LiveMe business. Revenues from the mobile entertainment business contributed to 51.2% of the total revenue in the first quarter of 2019, up from 34.3% in the first quarter of 2018.

•

Revenues from the mobile games business increased by 72.5% year over year to RMB301.5 million (US$44.9 million) in the quarter. The increase was mainly attributable to the strong performance of Bricks n Balls, which started to ramp up from the middle of July 2018. The Company’s flagship titles, including Piano Tiles 2, Rolling Sky, and Dancing Line, also exhibited very strong performance in the first quarter of 2019. In the first quarter of 2019, we also launched a number of casual games, which also contributed to the revenue growth, although their aggregate revenue contributions were still insignificant.

•

Revenues from LiveMe, increased by 17.0% year over year to RMB254.8 million (US$38.0 million). The increase was primarily driven by higher average revenue per paying user. LiveMe introduced several new features in the quarter to enhance user interaction, competition, and engagement.

Other revenues grew by 299.2% year over year to RMB31.5 million (US$4.7 million), mainly driven by the sales of the AI-based interpretation device, Cheetah Translator, in China. Revenues from others represented 2.9% of total revenues in the first quarter of 2019, up from 0.7% in the first quarter of 2018.

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COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 6.2% year over year to RMB366.9 million (US$54.7 million) in the first quarter of 2019. The year-over-year decrease resulted from the reduced traffic acquisition costs associated with the Company’s third-party advertising platform business, partially offset by an increase in content and channel costs in relation to the Company’s mobile game business, as well as increased costs associated with the AI business. Non-GAAP cost of revenues decreased by 6.3% year over year to RMB366.8 million (US$54.7 million) in the first quarter of 2019.

Gross profit decreased by 4.7% year over year to RMB718.7 million (US$107.1 million) in the first quarter of 2019. Non-GAAP gross profit decreased by 4.6% year over year to RMB718.9 million (US$107.1 million). Gross margin and non-GAAP gross margin remained stable at 66.2% year over year.

OPERATING INCOME AND EXPENSES

Total operating expenses increased by 19.2% year over year to RMB736.4 million (US$109.7 million) in the first quarter of 2019. Total non-GAAP operating expenses increased by 16.7% year over year to RMB709.9 million (US$105.8 million) in the first quarter of 2019.

•

Research and development (R&D) expense increased by 33.7% year over year to RMB196.9 million (US$29.3 million) in the first quarter of 2019. The increase primarily resulted from higher share-based compensation expenses and increased R&D headcount in relation to the Company’s mobile games and AI-related businesses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 17.6% year over year to RMB180.4 million (US$26.9 million) in the first quarter of 2019.

•

Selling and marketing expenses increased by 11.6% year over year to RMB436.6 million (US$65.1 million) in the first quarter of 2019. The increase was mainly due to increased promotion efforts for the Company’s mobile games and AI-related business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 10.9% year over year to RMB433.8 million (US$64.6 million) in the first quarter of 2019.

•

General and administrative expenses increased by 16.8% year over year to RMB105.8 million (US$15.8 million) in the first quarter of 2019. The year-over-year increase was primarily due to higher professional service fees and increased employee benefits for general and administrative staff. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 30.3% year over year to RMB98.7 million (US$14.7 million) in the first quarter of 2019.

Operating loss was RMB17.7 million (US$2.6 million) in the first quarter of 2019 compared to an operating profit of RMB136.4 million in the same period last year. Non-GAAP operating profit was RMB9.0 million (US$1.3 million) in the first quarter of 2019 compared to RMB145.3 million in the same period last year.

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The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB123.2 million (US$18.4 million) in the first quarter of 2019, decreasing from RMB 264.7 million in the first quarter of 2018, mainly due to the revenue decrease in the overseas market.

•

Operating loss for the mobile entertainment business was RMB44.1 million (US$6.6 million) in the first quarter of 2019 compared to operating loss of RMB75.0 million in the same period last year. The reduced losses were mainly attributable to the increasing operational leverage and stricter cost and expense management for LiveMe, as well as the improved operating profits for the Company’s flagship games, partially offset by initiatives to launch new titles.

Share-based compensation expenses was RMB26.7 million (US$4.0 million) in the first quarter of 2019 compared to RMB8.9 million in the same period last year, as the Company granted a certain number of restricted shares to key employees.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB7.1 million (US$1.1 million) in the first quarter of 2019. Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB33.8 million (US$5.0 million) in the first quarter of 2019.

NET INCOME PER ADS

Diluted loss per ADS was RMB0.02 (US$0.00) in the first quarter of 2019. Non-GAAP diluted income per ADS was RMB0.17 (US$0.03) in the first quarter of 2019.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 85.0% year over year to RMB25.3 million (US$3.8 million) in the first quarter of 2019.

BALANCE SHEET

As of March 31, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,422.6 million (US$510.0 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2019, the Company had a total of 1,433,343,199 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

SHARE REPURCHASE PROGRAM

On September 13, 2018, the Company announced that its board of directors had approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. Cheetah funded repurchases made under this program from its available cash balance. As of June 14, 2019, the Company had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program.

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Business Outlook

For the second quarter of 2019, the Company expects its total revenues to be between RMB920 million (US$137 million) and RMB950 million (US$142 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

The Company will hold a conference call on Friday, June 14, 2019 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible through June 21, 2019 by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10131962

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

EXCHANGE RATE

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB 6.7112 to US$1.00, the exchange rate in effect as of March 31, 2018, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

ABOUT CHEETAH MOBILE INC.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product LiveME. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable non-controlling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

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The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

INVESTOR RELATIONS CONTACT

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2018	31-Mar-19	31-Mar-19
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,783,843	2,048,801	305,281
Restricted cash	6,133	2,613	389
Short-term investments	930,610	1,371,144	204,307
Accounts receivable	655,261	569,495	84,857
Prepayments and other current assets	1,064,714	1,140,449	169,932
Due from related parties	126,990	198,363	29,557

Total current assets	5,567,551	5,330,865	794,323

Non-current assets:
Property and equipment, net	63,919	60,185	8,968
Right-of-use assets, net*	—	216,155	32,208
Intangible assets, net	48,421	44,646	6,652
Goodwill	617,837	610,170	90,918
Investment in equity investees	151,533	160,703	23,945
Other long term investments	1,697,510	1,697,382	252,918
Due from related parties	21,139	19,473	2,902
Deferred tax assets	88,896	95,586	14,243
Other non-current assets	35,830	35,432	5,279

Total non-current assets	2,725,085	2,939,732	438,033

Total assets	8,292,636	8,270,597	1,232,356

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	171,055	159,567	23,776
Accrued expenses and other current liabilities	1,514,642	1,320,065	196,696
Due to related parties	37,298	37,341	5,564
Income tax payable	112,770	121,580	18,116

Total current liabilities	1,835,765	1,638,553	244,152

Non-current liabilities:
Deferred tax liabilities	110,291	112,601	16,778
Other non-current liabilities*	64,185	285,078	42,477

Total non-current liabilities	174,476	397,679	59,255

Total liabilities	2,010,241	2,036,232	303,407

Mezzanine equity:
Redeemable noncontrolling interests	687,847	697,996	104,005

Shareholders’ equity:
Ordinary shares	230	231	34
Treasury stock	(221,932)	(221,932)	(33,069)
Additional paid-in capital	2,742,893	2,770,790	412,861
Retained earnings	2,705,970	2,703,251	402,797
Accumulated other comprehensive income	249,304	170,104	25,346

Total Cheetah Mobile shareholders’ equity	5,476,465	5,422,444	807,969
Noncontrolling interests	118,083	113,925	16,975

Total equity	5,594,548	5,536,369	824,944

Total liabilities, mezzanine equity and equity	8,292,636	8,270,597	1,232,356

*	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	USD
Revenues	1,145,097	1,381,173	1,085,628	161,764
Utility products and related services	744,763	783,021	497,933	74,195
Mobile entertainment	392,452	555,597	556,230	82,881
Others	7,882	42,555	31,465	4,688

Cost of revenues (a)	(391,182)	(416,399)	(366,931)	(54,674)

Gross profit	753,915	964,774	718,697	107,090

Operating income and expenses:
Research and development (a)	(147,278)	(191,135)	(196,938)	(29,345)
Selling and marketing (a)	(391,355)	(580,330)	(436,629)	(65,060)
General and administrative (a)	(90,600)	(131,849)	(105,829)	(15,769)
Impairment of goodwill and intangible assets	—	(7,180)	—	—
Other operating income	11,679	20,771	3,002	447

Total operating income and expenses	(617,554)	(889,723)	(736,394)	(109,727)

Operating profit (loss)	136,361	75,051	(17,697)	(2,637)
Other income (expense):
Interest income, net	16,652	27,519	31,617	4,711
Foreign exchange (loss) gain, net	(12,829)	6,096	(5,373)	(801)
Impairment of investment impairment	(58,000)	(98,885)	—	—
(Loss) Gain from equity method investments, net	(2,739)	2,694	6,141	915
Other income, net	500	789,325	432	64

Income before taxes	79,945	801,800	15,120	2,252
Income tax expenses	(5,042)	(57,008)	(12,434)	(1,853)

Net income	74,903	744,792	2,686	399

Less: net income (loss) attributable to noncontrolling interests	4,906	11,457	(4,428)	(660)

Net income attributable to Cheetah Mobile shareholders	69,997	733,335	7,114	1,059

Earnings (Losses) per share
Basic	0.04	0.52	0.00	0.00
Diluted	0.04	0.51	0.00	0.00

Earnings (Losses) per ADS
Basic	0.43	5.19	(0.02)	0.00
Diluted	0.42	5.09	(0.02)	0.00

Weighted average number of shares outstanding
Basic	1,403,597,719	1,393,015,891	1,365,622,524	1,365,622,524
Diluted	1,452,802,118	1,420,765,216	1,392,184,524	1,392,184,524
Weighted average number of ADSs outstanding
Basic	140,359,772	139,301,589	136,562,252	136,562,252
Diluted	145,280,212	142,076,522	139,218,452	139,218,452

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(134,774)	(23,031)	(82,541)	(12,299)
Unrealized (loss) gain on available-for-sale securities, net	—	(1,203)	3,498	521

Other comprehensive loss	(134,774)	(24,234)	(79,043)	(11,778)

Total comprehensive (loss) income	(59,871)	720,558	(76,357)	(11,379)
Less: Total comprehensive income (loss) attributable to noncontrolling interests	3,321	12,574	(4,271)	(636)

Total comprehensive income attributable to Cheetah Mobile shareholders	(63,192)	707,984	(72,086)	(10,743)

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	(90)	160	159	24
Research and development	(6,143)	15,169	16,512	2,460
Selling and marketing	302	2,665	2,827	421
General and administrative	14,850	17,266	7,153	1,066

Total	8,919	35,260	26,651	3,971

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended March 31, 2019
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,085,628				1,085,628		161,764
Cost of revenues	(366,931)	33.8%	159	0.0%	(366,772)	33.8%	(54,650)

Gross profit	718,697	66.2%	159	0.0%	718,856	66.2%	107,114

Research and development	(196,938)	18.1%	16,512	1.5%	(180,426)	16.6%	(26,885)
Selling and marketing	(436,629)	40.2%	2,827	0.3%	(433,802)	40.0%	(64,639)
General and administrative	(105,829)	9.7%	7,153	0.7%	(98,676)	9.1%	(14,703)
Other operating income	3,002	0.3%	—	0.0%	3,002	0.3%	447

Total operating income and expenses	(736,394)	67.8%	26,492	2.4%	(709,902)	65.4%	(105,780)

Operating(loss) profit	(17,697)	1.6%	26,651	2.5%	8,954	0.8%	1,334
Net income attributable to Cheetah Mobile shareholders	7,114	0.7%	26,651	2.5%	33,765	3.1%	5,031

Diluted (losses) earnings per ordinary share (RMB)	—		0.02		0.02
Diluted (losses) earnings per ADS (RMB)	(0.02)		0.19		0.17
Diluted (losses) earnings per ADS (USD)	0.00		0.03		0.03

	For The Three Months Ended December 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,381,173				1,381,173
Cost of revenues	(416,399)	30.1%	160	0.0%	(416,239)	30.1%

Gross profit	964,774	69.9%	160	0.0%	964,934	69.9%

Research and development	(191,135)	13.8%	15,169	1.1%	(175,966)	12.7%
Selling and marketing	(580,330)	42.0%	2,665	0.2%	(577,665)	41.8%
General and administrative	(131,849)	9.5%	17,266	1.3%	(114,583)	8.3%
Impairment of goodwill and intangible assets	(7,180)	0.5%	—	0.0%	(7,180)	0.5%
Other operating income	20,771	1.5%	—	0.0%	20,771	1.5%

Total operating income and expenses	(889,723)	64.4%	35,100	2.5%	(854,623)	61.9%

Operating profit	75,051	5.4%	35,260	2.6%	110,311	8.0%
Net income attributable to Cheetah Mobile shareholders	733,335	53.1%	35,260	2.6%	768,595	55.6%

Diluted earnings per ordinary share (RMB)	0.51		0.02		0.53
Diluted earnings per ADS (RMB)	5.09		0.25		5.34

	For The Three Months Ended March 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,145,097				1,145,097
Cost of revenues	(391,182)	34.2%	(90)	0.0%	(391,272)	34.2%

Gross profit	753,915	65.8%	(90)	0.0%	753,825	65.8%

Research and development	(147,278)	12.9%	(6,143)	0.5%	(153,421)	13.4%
Selling and marketing	(391,355)	34.2%	302	0.0%	(391,053)	34.2%
General and administrative	(90,600)	7.9%	14,850	1.3%	(75,750)	6.6%
Other operating income	11,679	1.0%	—	0.0%	11,679	1.0%

Total operating income and expenses	(617,554)	53.9%	9,009	0.8%	(608,545)	53.1%

Operating profit	136,361	11.9%	8,919	0.8%	145,280	12.7%
Net income attributable to Cheetah Mobile shareholders	69,997	6.1%	8,919	0.8%	78,916	6.9%

Diluted earnings per ordinary share (RMB)	0.04		0.01		0.05
Diluted earnings per ADS (RMB)	0.42		0.06		0.48

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended March 31, 2019
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	497,933	556,230	31,465	—	1,085,628	161,764
Operating profit (loss)	123,175	(44,148)	(70,073)	(26,651)	(17,697)	(2,637)
Operating margin	24.7%	(7.9)%	(222.7)%		(1.6)%	(1.6)%

	For The Three Months Ended December 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	783,021	555,597	42,555	—	1,381,173
Operating profit (loss)	224,033	(64,780)	(48,942)	(35,260)	75,051
Operating margin	28.6%	(11.7)%	(115.0)%		5.4%

	For The Three Months Ended March 31, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	744,763	392,452	7,882	—	1,145,097
Operating profit (loss)	264,706	(75,046)	(44,380)	(8,919)	136,361
Operating margin	35.5%	(19.1)%	(563.1)%		11.9%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

For The Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	69,997	733,335	7,114	1,059
Add:
Income tax expenses	5,042	57,008	12,434	1,853
Interest income, net	(16,652)	(27,519)	(31,617)	(4,711)
Depreciation and amortization	23,472	17,237	16,351	2,436
Net income (loss) attributable to noncontrolling interests	4,906	11,457	(4,428)	(660)
Other non-operating expense (income), net	73,068	(699,230)	(1,200)	(178)
Share-based compensation	8,919	35,260	26,651	3,971

Adjusted EBITDA	168,752	127,548	25,305	3,770

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

For The Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	USD
PC	127,094	171,837	120,278	17,922
Mobile	1,018,003	1,209,336	965,350	143,842

Total	1,145,097	1,381,173	1,085,628	161,764

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

For The Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	RMB	USD
Domestic	447,620	533,221	424,323	63,226
Overseas	697,477	847,952	661,305	98,538

Total	1,145,097	1,381,173	1,085,628	161,764

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